EXHIBIT 99.1

Stantec named partner in United Nations Decade on Ecosystem Restoration

UN effort aims to prevent, halt, and reverse the degradation of ecosystems on every continent, and in every ocean

EDMONTON, Alberta and NEW YORK, Oct. 27, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been named a partner in the United Nations (UN) Decade on Ecosystem Restoration, solidifying Stantec’s position as one of the foremost global ecosystem restoration firms.

The UN’s Decade on Ecosystem Restoration, which runs 2021 through 2030, is a global compact signed by 70-plus countries. It aims to prevent, halt, and reverse the degradation of ecosystems around the world. This effort also plays a critical role in achieving the UN’s 17 Sustainable Development Goals (SDGs).

In support of this global call to action, the UN developed a partnership framework inclusive of eight participation categories. The UN partnership committee approved Stantec’s application as an actor partner in that framework. Stantec is the first design and engineering firm to be named an actor partner by the UN Decade on Ecosystem Restoration team.

Actor partners are private sector entities that develop restoration programs and advise, support, or facilitate restoration activities on the ground. Actor partners sign a declaration statement about adhering to the UN Decade on Restoration principles and are committed to several expectations outlined by the UN over the course of the decade, including serving on its Science Taskforce.

“It’s an honor to join with the UN to help restore ecosystems that are essential to addressing climate-change impacts,” said Susan Reisbord, executive vice president for Stantec’s Environmental Services business. “Located throughout the world, our multidisciplinary ecosystem restoration teams are trusted technical advisors helping achieve our clients’ restoration goals at nearly any scale or location in the landscape.”

Over its nearly 70-year history, Stantec has developed a large in-house team of more than 1,000 ecosystem restoration professionals worldwide including ecologists, restoration specialists, and technicians.

Stantec’s work has benefited both clients and communities through the restoration of:

  More than 40,000 acres across North America, in over 50 states and provinces, and
  More than 1,000 miles of rivers and streams across the globe

In its ecosystem restoration work, Stantec works with clients to reduce their carbon footprint by restoring forests and wetlands that sequester carbon, improve coastal resiliency through the restoration of estuaries and coastal wetlands, meet corporate sustainability goals through nature-based solutions, restore prairies and forests to create pollinator habitat, and meet mitigation needs and improve water quality and aquatic environments by restoring streams and wetlands.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiative described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiative described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiative referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (587) 579-2086
ashley.warnock@stantec.com	jess.nieukerk@stantec.com

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